September 12, 2024

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
Tower B, Hongqiao Lianhe Building
No. 99 Kaihong Road
Changning District, Shanghai
People   s Republic of China, 200051

       Re: Chagee Holdings Limited
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted August 29, 2024
           CIK No. 0002013649
Dear Junjie Zhang:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 26, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted August 29, 2024
Related Party Transactions
Other Related Party Transactions, page 155

1. Please revise to disclose the amount due from related parties as of June 30, 2024.
 September 12, 2024
Page 2
Notes to the Consolidated Financial Statements
16. Share Based Compensation Expenses
Fair Value of Employee Share Options, page F-35

2. The assumptions utilized to calculate the estimated fair value of options granted in 2023 in the tabular disclosure on page F-36 do not agree with those on page
98. Please tell us
       why the assumptions utilized for the options granted in the same year do not agree, or revise. In addition, tell us whether share based compensation expense for 2023 was calculated using the estimated fair value as disclosed on page F-36 (RMB 7.64), or on page 98 (RMB 9.78).
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
14. Net Revenues, page F-63

3. You describe the increase in contract liabilities in 2024 due to payments received in advance for supply chain goods and franchise related service fee as a decrease in the tabular disclosure. Please revise.
16. Share Based Compensation Expenses
Adoption of Public Company Share Incentive Plan, page F-66

4. We note your modification of share based compensation in 2024. Please revise to disclose the number of grantees affected and the total (or lack of) incremental compensation cost resulting from the modification. Refer to ASC 718-10-50-2(h)(2).

       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Li He